Mail Stop 3561
                                                            April 6, 2018


Jeremy Frommer
Chief Executive Officer
Jerrick Media Holdings, Inc.
202 S. Dean Street
Englewood, NJ 07631

       Re:    Jerrick Media Holdings, Inc.
              Amendment No. 1 to
              Registration Statement on Form S-1
              Filed March 9, 2018
              File No. 333-213405

Dear Mr. Frommer:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2016 letter.

General

   1. We note your response to our prior comment 1. The offering has changed significantly since your initial filing. We note that Arthur Rosen is offering a substantial number of shares for resale relative to the number of shares held by non-affiliates. Please advise the staff of the company's basis for determining that the offer of these shares is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referenced in Securities Act Rules Compliance and
      Disclosure Interpretation 612.09.
 Jeremy Frommer
Jerrick Media Holdings, Inc.
April 6, 2018
Page 2


       Risk Factors, page 7

       Cannabis remains illegal under Federal law, page 13

           2. Please revise this risk factor and the risk factor that follows to reflect the policies under the Trump administration rather than the Obama administration.

       Financial Statements

           3. Please file updated audited financial statements in accordance with Rule 8-08 of
              Regulation S-X.

              You may contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.



Sincerely,

                                                                      /s/ John
Dana Brown

                                                                      John Dana
Brown

Attorney-Advisor
                                                                      Office of
Transportation and Leisure